UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a)*

LIME ENERGY CO.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53261U304

(CUSIP Number)

Bison Capital Partners IV, L.P.

233 Wilshire Blvd., Suite 425

Santa Monica, CA 90401

Tel: 310.260.6572

With a copy to:

John D. Tishler, Esq.

Sheppard Mullin Richter & Hampton LLP

12275 El Camino Real, Suite 200

San Diego, CA 92130

Tel: 858.720.8943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53261U304	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,166,666 *(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,166,666 *(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,666 *(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4% *(2)
14.	TYPE OF REPORTING PERSON* PN

(1) Issuable upon the conversion of the Series C Convertible Preferred Stock (“Series C Stock”). As of the date hereof, the 10,000 shares of Series C Stock were convertible into 4,166,666 shares of Common Stock but subject to the limitation set forth in note 2. The conversion value and the conversion price are subject to adjustment in accordance with the terms of the Series C Stock.

(2) Based on 9,560,448 shares of Common Stock believed to be outstanding on December 23, 2014. The stockholders of Lime Energy Co. (the “Issuer”) have approved (i) the full convertibility of shares of the Series C Stock into Common Stock, and (ii) the full voting power of shares of Series C Stock (clauses (i) and (ii) collectively, the “Proposal”), which approval is effective twenty (20) days after the Issuer mails an Information Statement to stockholders. Prior to effectiveness of shareholder approval of the Proposal, shares of Series C Stock are convertible into an aggregate number of shares of Common Stock not to exceed 19.99% of the outstanding shares of Common Stock.

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CUSIP No. 53261U304	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Partners IV GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,166,666 *(3)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,166,666 *(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,666 *(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4% *(4)
14.	TYPE OF REPORTING PERSON* OO

(3) Issuable upon the conversion of Series C Convertible Preferred Stock (“Series C Stock”). As of the date hereof, the 10,000 shares of Series C Stock were convertible into 4,166,666 shares of Common Stock but subject to the limitation set forth in note 2. The conversion value and the conversion price are subject to adjustment in accordance with the terms of the Series C Stock.

(4) Based on 9,560,448 shares of Common Stock believed to be outstanding on December 23, 2014. The stockholders of Lime Energy Co. (the “Issuer”) have approved (i) the full convertibility of shares of Series C Stock into Common Stock, and (ii) the full voting power of shares of Series C Stock (clauses (i) and (ii) collectively, the “Proposal”), which approval is effective twenty (20) days after the Issuer mails an Information Statement to stockholders. Prior to effectiveness of shareholder approval of the Proposal, shares of Series C Stock are convertible into an aggregate number of shares of Common Stock not to exceed 19.99% of the outstanding shares of Common Stock.

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Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Lime Energy Co., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16810 Kenton Drive, Suite 240, Huntersville, NC 28078.

Item 2. Identity and Background

This statement is being filed by the following person (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) Bison Capital Partners IV, L.P., a Delaware limited partnership (“Bison”);

(ii) Bison Capital Partners IV GP, L.P., a Delaware limited partnership (“GP”);

Bison’s business address is 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401. The principal business of Bison is growth capital investments in middle-market companies, public or private, for expansion, acquisitions and balance sheet recapitalizations.

GP’s business address is 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401. The principal business of the GP is directing the operations of and serving as the general partner for Bison. The general partner of GP is Bison Capital Partners GP, LLC (“Ultimate GP”).

Douglas Trussler, Yee-Ping Chu, Lou Caballero, Peter Macdonald and Andreas Hildebrand control Bison, GP and Ultimate GP. Each of these individuals is employed by Bison Capital Asset Management, LLC, 233 Wilshire Blvd., Suite 425, Santa Monica, CA 90401, which is in the business of providing management services to Ultimate GP and its affiliates. Each of these individual is a citizen of the United States, Mr. Trussler is additionally a citizen of Canada and Mr. Hildebrand is additionally a citizen of Denmark. Each of these individuals disclaims beneficial ownership in the securities of the Issuer held by Bison.

During the last five years, none of Bison, GP, Ultimate GP or any of the individuals named above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining such director from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 23, 2014, Bison acquired 10,000 shares of Series C Convertible Preferred Stock (“Series C Stock”) of the Issuer, for an aggregate gross purchase price of $10,000,000 less certain fees and expenses. The source of funds for this purchase was the general working capital of Bison.

Item 4. Purpose of Transaction

The securities covered by this Schedule 13D were acquired for investment purposes.

Pursuant to the Securities Purchase Agreement dated December 23, 2014 (the “Purchase Agreement”), the Certificate of Designation of the Series C Stock and the Shareholder and Investor Rights Agreement dated December 23, 2014 (the “Shareholder Agreement”), Bison designated two persons to serve as directors of the Issuer, which persons were appointed to the board of directors on December 23, 2014. Bison has the right to designate a number of directors proportional to its voting power, so long as Bison continues to hold at least 16.36% of the Series C Stock issued on December 23, 2014 or 5% of the outstanding shares of voting capital stock of the Issuer.

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Depending upon various factors, including the Issuer’s business, prospects and financial conditions, market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may engage from time to time in certain actions, including, without limitation, increasing or decreasing the investment in the Issuer. Any such actions are subject to limitations stated in the Shareholder Agreement and described in Item 6 below.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters, subject to the limitations in the Shareholder Agreement and described in Item 6 below.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference. Bison is the owner of 10,000 shares of Series C Stock. As of the date hereof, the 10,000 shares of Series C Stock were convertible into 4,166,666 shares of Common Stock (but subject to the limitation set forth below). The conversion value and the conversion price are subject to adjustment as described in Item 6 below and in the Certificate of Designation. GP is the general partner of Bison, and shares voting and investment control over these securities with Bison. Based on 9,560,448 shares of Common Stock believed by the Reporting Persons to be outstanding on December 23, 2014, the 4,166,666 shares of Common Stock into which the Series C Stock may convert represents 30.4% of the Issuer’s outstanding Common Stock, computed in accordance with Rule 13d-3 under the Act.

The stockholders of the Issuer have approved (i) the full convertibility of shares of the Series C Stock into Common Stock and (ii) the full voting power of shares of Series C Stock (clauses (i) and (ii) collectively, the “Proposal”), which approval is effective twenty (20) days after the Issuer mails an Information Statement to stockholders. Prior to effectiveness of shareholder approval of the Proposal, shares of Series C Stock are convertible into an aggregate number of shares of Common Stock not to exceed 19.99% of the outstanding shares of Common Stock and may vote only to the extent of their convertibility.

(c) On December 23, 2014, Andreas Hildebrand and Peter Macdonald each received an award of 9,124 shares of restricted Common Stock under the Issuer’s 2010 Non-Employee Directors’ Stock Plan as compensation for their service on the Issuer’s board of directors. The Reporting Persons disclaim beneficial ownership of such securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 23, 2014, Bison entered into the Purchase Agreement with the Issuer for the purchase of 10,000 shares of Series C Stock (the transactions contemplated by the Purchase Agreement, collectively, the “Transaction”).

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Series C Stock

The Series C Stock ranks, with respect to payment of dividends and distribution of assets upon the liquidation, winding-up or dissolution of the Issuer, senior to the Common Stock, whether now outstanding or hereafter issued, and to each other class or series of capital stock of the Issuer, including any series of preferred stock established after the Closing Date. Each share of Series C Stock accrues a semi-annual dividend of 12-1/2% per annum on the original per share issue price of the Series C Stock ($1,000.00) plus the aggregate amount of dividends accrued and unpaid (the “Preferred Dividend”). The Issuer may not pay dividends to any other series of capital stock of the Issuer unless the holders of the Series C Stock first receive a payment equal to the greater of any accrued but unpaid Preferred Dividend and the dividend that the holders of the Series C Stock would have received on an as-converted to Common Stock basis.  In the event of a liquidation, dissolution or other deemed liquidation event of the Issuer, each share of Series C Stock is entitled to be paid from the assets of the Issuer that are available to the stockholders of the Issuer an amount equal to the original issue price of such share plus any accrued but unpaid dividends on such share. The Series C Stock may convert, at the holder’s option, into that number of shares of Common Stock equal to dividing the conversion value of the Series C Stock by the conversion price of the Series C Stock; provided that the Series C Stock may not convert into in excess of 19.99% of the outstanding Common Stock prior to the effective date the stockholders of the Issuer approve the removal of this cap and a similar cap on voting rights described below (the “Stockholder Approval Date”). As of the date of issuance, the conversion value of the Series C Stock was equal to the original issue price of a share of the Series C Stock and the conversion price of the Series C Stock was equal to $2.40. Both the conversion value and the conversion price are subject to adjustment as set forth in the Certificate of Designation, including upon certain dilutive issuances of securities by the Issuer.

The Series C Stock votes with the Common Stock on matters presented to the stockholders of the Issuer. Each share of Series C Stock is entitled to cast the number of votes equal to the original issue price of such share divided by $2.40; provided that the voting power of the Series C Stock will not exceed 19.99% of the voting power of the outstanding Common Stock prior to the Stockholder Approval Date. The holders of the Series C Stock are entitled to nominate and elect that number of directors (each a “Preferred Director”) of the Issuer that is consistent with the voting power held by the holders of the Series C Stock as of the date the Series C Stock was issued; provided that holders of the Series C Stock are not entitled to nominate and elect any Preferred Director if such holders own less than 16.36% of the number of shares of the Series C Stock issued on December 23, 2014; provided further, that provided that no Preferred Director may be elected if such election would cause the Issuer to violate any law or corporate governance requirement of any securities exchange on which the Common Stock is listed.  Each Preferred Director may be removed by the holders of the Series C Stock, or upon cause, by the holders of a majority of the Issuer’s outstanding voting power.  The holders of the Series C Stock are also entitled to one additional board observer.  In addition to the ability of the holders of Series C Stock to vote alongside the holders of Common Stock, the holders of a majority of the Series C Stock must also provide their consent before the Issuer may take certain actions, including incurring certain amounts of indebtedness, entering into transactions with related persons, entering into new lines of business, modifying the provisions of the Series C Stock, and issuing any securities that are pari passu or senior to the Series C Stock.

At any time after the fourth anniversary of the Closing Date, the Issuer has the right to redeem all but not less than all of the Series C Stock for an amount equal to the original issue price of the shares plus all accrued but unpaid dividends, effective thirty (30) days after giving notice thereof to the holder(s) of the Series C Stock.  During such 30-day period, the holders of the Series C Stock may convert the Series C Stock to Common Stock in lieu of receiving the redemption payment.  At any time after the fourth anniversary of the Closing Date, a holder of Series C Stock has the right to require the Issuer to redeem all or a portion of its Series C Stock for an amount equal to the original issue price of the shares plus all accrued but unpaid dividends.  In the event the Issuer fails to make the required redemption payment by the date fixed for such payment, the dividend rate will increase to 15% per annum and increase an additional 1% per annum each quarter until paid.

Purchase Agreement

The Purchase Agreement provides, among other things, representations and warranties from both the Issuer and Bison. The Issuer must indemnify Bison and its affiliates from losses, damages and claims arising out of a breach by the Issuer of any of its representations and warranties set forth in the Purchase Agreement or in connection with the Transaction. Bison and its affiliates may receive no more than the Purchase Price, plus fees and expenses incurred in connection with an indemnifiable claim, as a result of the Issuer’s indemnification obligation.  The Issuer also agreed to pay from the Purchase Price certain fees and expenses of Bison incurred in the Transaction.

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Shareholder Agreement

In connection with the Transaction, the Issuer, Bison, Richard Kiphart and The John Thomas Hurvis Revocable Trust entered into the Shareholder Agreement. Pursuant to the terms of the Shareholder Agreement, in the event the Issuer proposes to issue new securities (subject to certain exceptions), the Issuer must allow Bison to purchase a proportion of the new securities equal to the number of shares of Common Stock beneficially owned by Bison divided by the total number of shares of Common Stock outstanding on a fully-diluted basis.

The Shareholder Agreement also provides Bison with operational consent rights and director appointment rights that apply so long as Bison holds at least 5% of the total voting power of the Issuer.  The stockholders of the Issuer party to the Shareholders Agreement have agreed to vote in favor of Bison’s director appointees. The Shareholder Agreement entitles Bison to appoint one director to the Issuer’s Compensation Committee and any new board committee that is established other than the Audit Committee or the Governance and Nominating Committee, and also entitles Bison to receive certain financial information.  Bison may not, subject to certain exceptions in the Shareholder Agreement, acquire additional shares of Common Stock or seek to influence the management of the Issuer without the Issuer’s consent. Such restrictions will no longer have effect upon certain changes of control of the Issuer.

If, on the fifth anniversary of the Closing Date or any succeeding anniversary of such date, 10% of the average daily trading volume of Common Stock is less than the number of shares of Common Stock beneficially owned by Bison divided by 240, then Bison may require the Issuer to initiate a sale process.  Subject to the terms of the Shareholder Agreement, the stockholders of the Issuer party to the Shareholders Agreement have agreed to vote in favor of and otherwise support such a sale. If such a sale is not consummated within nine (9) months, Bison has the right to require the Issuer to purchase, subject to the terms of the Shareholder Agreement, all or any portion of its Series C Stock or Common Stock into which such Series C Stock has converted, for a per share price generally equal to the average closing price of the Common Stock for the sixty (60) trading days immediately preceding giving notice of exercise of such right, with such price payable on the Series C Stock on the basis of the number of such shares of Common Stock into which the Series C Stock is then convertible.  Notwithstanding the foregoing, if the Issuer’s board of directors has approved a sale that would result in Bison receiving sufficiently liquid proceeds from the sale and Bison does not execute an agreement to support such sale, the purchase price for Bison’s securities subject to such right will instead be based on the redemption price provided in the Certificate of Designation.

Registration Rights Agreement

Also on December 23, 2014 and in connection with the Transaction, the Issuer, Bison and certain other stockholders of the Issuer entered into a Registration Right Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Bison is entitled to certain registration rights in connection with the Common Stock into which its shares of Series C Stock may convert, including the right to demand the registration of such shares at any time after December 23, 2015 and rights to include such shares in other registration statements filed by the Issuer. Additionally, certain other stockholders of the Issuer are entitled to include certain of their shares of Common Stock in a registration statement filed by the Issuer.  The Issuer has agreed to indemnify the other parties to the Registration Rights Agreement in connection any claims related to their sale of securities under a registration statement, subject to certain exceptions.

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Management Rights Letter

Also on December 23, 2014 and in connection with the Transaction, the Issuer and the Reporting Persons entered into a letter providing the Reporting Persons with certain management rights (the “Management Rights Letter”). In addition to the rights set forth in the Shareholder Agreement, the Management Rights Letter provides that in the event the Reporting Persons shall not be (and the Reporting Persons do not have the contractual right to designate) a Purchaser Director (as defined in the Shareholder Rights Agreement) on the Issuer’s board of directors, the Issuer shall permit one board observer designated by the Reporting Persons and further permit the Reporting Persons the right to examine the books and records and facilities of the Issuer and request certain financial and operational information from the Issuer. Additionally, the Reporting Persons may consult with the Issuer’s management personnel on significant business issues.

The description of the Transaction and the agreements and documents described herein is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designation, the Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Management Rights Agreement, copies of which are attached or incorporated by reference as exhibits (a) – (e), respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

(a)                               Certificate of Designation of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

(b)                        Securities Purchase Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

(c)                        Shareholder and Investor Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

(d)                        Registration Rights Agreement dated December 23, 2014 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on December 30, 2014)

(e)                        Management Rights Letter Dated December 23, 2014

(f)                        Joint Filing Agreement

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2015

BISON CAPITAL PARTNERS IV, L.P.

By:  Bison Capital Partners IV GP, L.P.

Its:   General Partner

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:

Name:  Peter Macdonald

Title: Member

BISON CAPITAL PARTNERS IV GP, L.P.

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:

Name:  Peter Macdonald

Title: Member

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Exhibit (e)

MANAGEMENT RIGHTS LETTER

Lime Energy Co.

16810 Kenton Drive, Suite 240

Huntersville, NC 28078

December 23, 2014

Bison Capital Partners IV, L.P.

780 Third Avenue, 30th Floor

New York, NY 10017
Attention: Mr. Andreas Hildebrand

Re: Management Rights

Ladies and Gentlemen:

You have requested that Lime Energy Co., a Delaware corporation (the “Company”), and its subsidiaries (collectively with Company referred to as, the “Company Parties”), grant certain management rights to Bison Capital Partners IV, L.P., a Delaware limited partnership (the “Fund”) and its general partner, Bison Capital Partners IV GP, L.P., a Delaware limited partnership (together with the Fund, collectively referred to as the “Bison Parties”) so that the Fund’s purchase of 10,000 shares of the Company’s authorized but unissued shares of Series C Preferred Stock, as of the date hereof and issued by the Company to the order of the Fund in the original principal amount of Ten Million Dollars ($10,000,000) (the “Securities”) pursuant to that certain Securities Purchase Agreement, made and entered into as of the date hereof, by and between the Fund, on the one hand, and the Company, on the other hand, as such agreement may be amended from time to time (the “Purchase Agreement”), may qualify as a “venture capital investment” as described in clause (d)(3)(i) of the U.S. Department of Labor Regulations § 2510.3-101 (the “DOL Regulation”). Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Purchase Agreement. This letter will confirm our agreement that, in connection with and effective as of the purchase of the Securities pursuant to the Purchase Agreement, the Bison Parties will be entitled to the contractual management rights enumerated below (all such rights hereinafter collectively referred to as “Management Rights”):

(1) The Bison Parties shall have the right to receive copies of the items and documents set forth in Article 4 of the Shareholder and Investor Rights Agreement, dated as of the date hereof, by and between the Fund, the Company and the Existing Shareholders named therein (the “Shareholder Rights Agreement”), in accordance with the terms thereof;

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(2) If at any time there shall not be (and the Bison Parties do not have the contractual right to designate) a Purchaser Director (as defined in the Shareholder Rights Agreement) on the Board of Directors, the Company shall permit one representative designated by the Bison Parties to monitor all meetings of the Board of Directors (and all committees thereof) in a nonvoting observer capacity and, in this respect, provide such representative with true and correct copies of all documents, reports, notices, minutes, consents, financial data and other material information that the Company provides to its directors, except that the representative may be excluded from access to any materials, information, or meeting if the Board of Directors determines in good faith that such exclusion is reasonably necessary to preserve, upon advice of counsel, attorney-client privilege, to protect highly confidential proprietary information, or for other similar reasons (for the avoidance of doubt, the representative described in this paragraph (2) shall be the Purchaser Observer (as defined in the Shareholder Rights Agreement) so long as the Bison Parties remain entitled to designate the Purchaser Observer pursuant to the terms of the Shareholder Rights Agreement);

(3) If at any time there shall not be (and the Bison Parties do not have the contractual right to designate) a Purchaser Director on the Board of Directors, the Company Parties shall permit any authorized representatives designated by the Bison Parties to (i) examine the books and records of the Company Parties, (ii) inspect the facilities of the Company Parties, and (iii) request information concerning the general status of the Company Parties’ financial condition and operations, in each case at reasonable times and intervals; provided that access to highly confidential proprietary information and facilities need not be provided; and

(4) The Bison Parties, at their sole cost and expense, shall be permitted to select one or more representatives to consult with and advise the Company Parties’ management personnel on significant business issues, including management personnel’s proposed annual operating plans, and management personnel shall make itself available to meet with such representatives regularly during each year at the Company Parties’ facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

Except as otherwise required by applicable law, the Bison Parties and any authorized representative acting on behalf of the Bison Parties pursuant to this letter agreement shall maintain the confidentiality of all proprietary Company Party information acquired pursuant to this letter agreement and shall not disclose or use such information other than for a Company Party purpose or with the Company Party’s written consent.

The Management Rights granted in this letter agreement shall terminate upon the earlier of: (i) the consummation of a sale of the Securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with a firm commitment underwritten offering of the Securities to the general public; and (ii) any indefeasible payment in full of the Securities held by the Fund. The confidentiality obligations referenced herein will survive any such termination.

This letter agreement may not be amended except by a written instrument signed by the Bison Parties and the Company Parties. Notwithstanding the foregoing, if the Company Parties engage in a restructuring or similar transaction, any resulting entity or entities shall be subject to this letter agreement in the same manner as the Company Parties. In the event of a conflict between any rights granted hereunder and under any other Transaction Document, the provisions in the Transaction Documents shall control.

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The parties hereby agree that this letter agreement shall in no way limit or interpret the rights of the Bison Parties under the Shareholder Rights Agreement.

The parties hereby further agree that if due to statutory or regulatory changes or changes in interpretative guidance, the rights granted hereby become unsatisfactory to preserve the qualification of the Fund as a “venture capital operating company” as defined in the DOL Regulation or otherwise ensure that the assets of the Fund are not considered “plan assets” for purposes of the Employee Retirement Income Security Act of 1974, as amended, the Company Parties and the Bison Parties shall reasonably cooperate in good faith to substitute therefor mutually satisfactory management rights that satisfy such statute, regulation, and/or guidance.

This letter agreement may be executed in any number of counterparts and by facsimile, portable document format (PDF) or other electronic means and, when so executed, all such counterparts shall have the same legal effect as an original and when taken together shall constitute a single instrument.

This letter agreement shall be a Transaction Document and shall be governed by the governing law and arbitration provisions of the Purchase Agreement.

[Signature pages follow]

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Very truly yours,

Lime Energy Co.,

a Delaware corporation

By: /s/ Adam Procell

Name: Adam Procell

Title: President & CEO

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ACKNOWLEDGED AND ACCEPTED:

BISON CAPITAL PARTNERS IV, L.P.

By:  Bison Capital Partners IV GP, L.P.

Its:   General Partner

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:      /s/ Andreas Hildebrand

Name:  Andreas Hildebrand

Title: Member

BISON CAPITAL PARTNERS IV GP, L.P.

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:      /s/ Andreas Hildebrand

 Name:  Andreas Hildebrand

Title: Member

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Exhibit (f)

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of January 2, 2015, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Lime Energy Co., a Delaware corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit (f) is filed on behalf of each of the undersigned.

BISON CAPITAL PARTNERS IV, L.P.

By:  Bison Capital Partners IV GP, L.P.

Its:   General Partner

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:

Name:  Peter Macdonald

Title: Member

BISON CAPITAL PARTNERS IV GP, L.P.

By:  Bison Capital Partners GP, LLC

Its:  General Partner

By:

Name:  Peter Macdonald

Title: Member

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